

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2020

Peter Scalise
President
The3rdBevco Inc.
606 Johnson Avenue
Suite 1
Bohemia, New York 11716

> **Re: The3rdBevco Inc.**
> **Amendment No. 7 to Offering Statement on Form 1-A**
> **Filed December 21, 2020**
> **File No. 024-11278**

Dear Mr. Scalise:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2020 letter.

Amendment No. 7 to Offering Statement on Form 1-A filed December 21, 2020

Exhibits

1. We note your response to prior comment three. We note that your auditor has consented to its report dated July 13, 2020 with respect to your financial statements which appear in this Form 1-A/A. Please make arrangements with your auditor to have them provide a revised consent in your next amendment which refers to their report dated December 10, 2020 instead of July 13, 2020. Please ensure that the auditor's report date referenced in the consent agrees with the auditor's report in the filing.

You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash,

Peter Scalise
The3rdBevco Inc.
December 29, 2020
Page 2

Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: William R. Eilers, Esq.